Exhibit 99.1

Robot Consulting Co., Ltd. Announces Pricing of $15 Million Initial Public Offering

Tokyo, Japan, July 16, 2025 (GLOBE NEWSWIRE) ———— Robot Consulting Co., Ltd. (the “Company” or “Robot Consulting”), a Japanese platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse, today announced the pricing of its initial public offering (the “Offering”) of 3,750,000 American Depositary Shares (“ADSs”) at a public offering price of US$4 per ADS. Each ADS represents one ordinary share of the Company. The ADSs have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on July 17, 2025 under the ticker symbol “LAWR.”

The Company expects to receive aggregate gross proceeds of US$15 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 562,500 ADSs at the public offering price, less underwriting discounts. The Offering is expected to close on or about July 18, 2025, subject to the satisfaction of customary closing conditions.

The net proceeds from the Offering will be used for: (i) recruiting talent and increasing the number of employees, (ii) investing in the research and development of the Company’s new and existing products, (iii) investing in equipment and facilities, including expanding the Company’s office to accommodate additional employees, and (iv) working capital and general corporate proposes.

The Offering was conducted on a firm commitment basis. D. Boral Capital LLC is acting as the representative of the underwriters, with Craft Capital Management LLC acting as the co-underwriter (collectively, the “Underwriters”) for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company and Winston & Strawn LLP is acting as U.S. counsel to the Underwriters in connection with the Offering. Spirit Advisors LLC is acting as the financial advisor to the Company.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-284875), as amended, and was declared effective by the SEC on June 30, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from D. Boral Capital LLC, Attention: Compliance Department, 590 Madison Avenue, New York, NY 10022, via email at dbccapitalmarkets@dboralcapital.com or telephone at +1 (212) 970-5150 or from Craft Capital Management LLC by email at info@craftcm.com, by standard mail to 377 Oak St, Lower Concourse, Garden City, NY 11530, or by telephone at +1 (800) 550-8411. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Robot Consulting Co., Ltd.

Robot Consulting Co., Ltd. is a Japanese platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse. The Company’s major product, “Labor Robot,” is a cloud-based human resource management system that helps users track employee attendance, manage sales orders, and journalize accounting items. Robot Consulting also assists users with grant and subsidy applications and provides consulting and support services for digital transformation to small and medium-sized businesses. Robot Consulting also aims to create more software and services related to digital transformation, legal technology, and the metaverse. The Company is currently developing “Robot Lawyer,” which will enable users to pose metaverse-related legal questions on certain metaverse platforms through Robot Lawyer’s AI-powered chat interface, search legal precedents through an AI-driven search engine, and access lawyer matching services for further legal consultation. For more information, please visit the Company’s website: https://ir.robotconsulting.net.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Robot Consulting Co., Ltd.

Investor Relations Department

Email: ir@robotconsulting.net

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com